[redacted]

SECURI 14049907 ION

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 04 2014

Washington DC 405

SEC FILE NUMBER
8- 66640

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US CE Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Blue Hill Plaza - 3rd Floor
(No. and Street)

Pearl River NY 10968
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Matkow 845-920-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Becker, Della Torre, Gitto & Company
(Name – *if individual, state last, first, middle name*)

76 North Walnut Street Ridgewood NJ 07450
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/28

OATH OR AFFIRMATION

I, Michael T Marrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US RE Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM H. JOSEPH
Notary Public State of New York
No. 02JO5032555
Qualified in New York County
Commission Expires July 28, 2017

[signature]
Signature

CFO - Fin-VP
Title

William H Joseph
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. RE SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2013

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

U.S. RE SECURITIES, LLC

CONTENTS

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Independent Auditor's Report

To the Member of
U.S. RE Securities, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of U.S. RE Securities, LLC (the "Company") as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. RE Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Becher, Della Torre, Gitto & Company

Ridgewood, New Jersey
February 28, 2014

BECHER
DELLA TORRE
GITTO & COMPANY

U.S. RE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash and cash equivalents	$ 25,906	
Property and equipment, net	-	
Due from affiliates, net	108,054	
TOTAL ASSETS		$ 133,960

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$ 6,271	
		$ 6,271
MEMBER'S EQUITY		127,689
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 133,960

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

OPERATING INCOME		
Commissions revenue		$ 268,850
OPERATING EXPENSES		
Salaries and benefits	$ 40,888	
General and administrative	30,261	
Rent	4,200	
TOTAL OPERATING EXPENSES		75,349
INCOME BEFORE PROVISION FOR INCOME TAXES		193,501
INCOME TAXES		76,399
NET INCOME		$ 117,102

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2013

MEMBER'S EQUITY - Beginning	$	10,587
Net income		117,102
MEMBER'S EQUITY - Ending	$	127,689

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 117,102
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ --	
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses	6,000	
Due to/from affiliates	(117,002)	
TOTAL ADJUSTMENTS		(111,002)
NET CASH PROVIDED BY OPERATING ACTIVITIES		6,100
CASH FLOWS FROM INVESTING ACTIVITIES		--
CASH FLOWS FROM FINANCING ACTIVITIES		--
NET INCREASE IN CASH		6,100
CASH AND CASH EQUIVALENTS - January 1, 2013		19,806
CASH AND CASH EQUIVALENTS - December 31, 2013		$ 25,906
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest		$ --
Income taxes		$ --

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Significant Accounting Principles

Nature of Business

The Company was formed as a Limited Liability Company on August 19, 2002 in the state of Delaware as Fenlon Ventures 111, LLC. The Company is wholly owned by U.S. RE Companies, Inc. (the "Parent"), a New York domiciled holding company. On December 23, 2003, the Company changed its name to U.S. RE Securities, LLC as part of a business plan to become a registered broker dealer in securities. On April 14, 2005, the Company received approval from the National Association of Securities Dealers ("NASD") to operate as a registered broker dealer of securities. The Company is not a clearing broker dealer and holds no customer accounts. The Company is engaged in the business of private placement of securities and corporate finance activity.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Costs of major additions and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income. Property and equipment are being depreciated over lives of three (3) to seven (7) years.

Revenue

The Company's primary source of income is investment banking fees derived from the successful private placements of securities or arranging corporate finance for customers Revenue is earned upon the closing of a private placement or corporate finance agreement.

Income Taxes

Income taxes are provided, and the Company recognizes and measures its unrecognized tax benefits, in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at

the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fair Value

Fair Value Measurement

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's financial instruments consist of cash. The carrying amounts of these financial statements approximate fair value due to their short-term nature and are considered Level 1 under the fair value hierarchy.

NOTE 2 - Property and Equipment

Property and equipment consist of the following at December 31, 2013:

Property and equipment	$5,000
Less: accumulated depreciation	5,000
Property and equipment, net	$ -0-

Depreciation expense for the year ended December 31, 2013 amounted to $-0-.

NOTE 3 - Income Taxes

The current provision for Federal and state income taxes charged to operations for the year ended December 31, 2013 is $76,399. The Company joins with the Parent and its affiliates in filing a consolidated Federal income tax return. The consolidating companies have a tax allocation agreement whereby current Federal income tax expense or benefit is computed on a separate return basis. The agreement provides that each affiliate make payments to the Parent to the extent that its income contributes to the consolidated Federal income tax expense. The Company also joins with the Parent and its affiliates in filing combined New York State and New York City income tax returns. As a result, the Company provides for current income tax expense or benefit based on effective rates of 34% for Federal income taxes and combined 7.1% for New York State and City income taxes.

NOTE 4 - Related Party Transactions

U.S. RE Corporation, a wholly owned subsidiary of the Parent, provides administrative services to the Company under the terms of an expense sharing agreement. The Company was charged and paid $4,138 to U.S. RE Corporation for such services for the year ended December 31, 2013.

The Company sublets office space from U.S. RE Corporation on a month to month basis for a flat rate of $350.00 per month. Rent expense for the year ended December 31, 2013 amounted to $4,200.

Salaries and benefits include the costs of three full time employees of the Company as well as an estimated allocation totaling $1,534 of salaries and benefits from U.S. RE Corporation for services rendered on behalf of the Company. During 2013, the Company charged $216,701 for salaries and benefits allocated by the Company to the Parent and affiliates.

NOTE 5 - Due From Affiliates

Due from affiliates in the amount of $108,054 represents the net balance due to the Company for various intercompany transactions with the Parent and other subsidiaries of the Parent. The balance of this account changes regularly as a result of ongoing intercompany transactions. The balance carries no interest and has no specific repayment terms.

NOTE 6 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2013, the Company had net capital of $19,635 which was $14,635 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 31.94%.

In the event the Company's net capital falls below $5,000, management is required to notify the SEC and to cease entering securities transactions. In order to avoid a net capital shortfall, the Parent has pledged to provide sufficient capital for the Company to maintain the $5,000 minimum.

Note 7 – Subsequent Events

Management has evaluated subsequent events from the balance sheet date through February 28, 2014, the date the financial statements are available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

U.S. RE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

NET CAPITAL COMPUTATION		
MEMBER'S EQUITY		$ 127,689
Deductions and changes in non-allowable assets:		
Property and equipment, net	$ --	
Due from affiliates	108,054	
Total Deductions and Changes		108,054
Net Capital		$ 19,635
AGGREGATE INDEBTEDNESS (A.I.)		
Accounts payable and accrued expenses	$ 6,271	
Due to affiliates	--	
Total Aggregate Indebtedness		$ 6,271
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3 % of $6,271)		$ 418
(b) Minimum dollar net capital requirement		$ 5,000
Net capital requirement (Greater of (a) or (b))		$ 5,000
Excess net capital		$ 14,635
Net capital less greater of 10% of A.I. or 120% of minimum dollar net capital requirement		$ 13,635
Percentage of aggregate indebtedness to net capital		31.94%

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2013.

See independent auditor's report.

SCHEDULE II

U.S. RE SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditor's report.

SCHEDULE III

U.S. RE SECURITIES, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditor's report.

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Member of
U.S. RE Securities, LLC:

In planning and performing our audit of the financial statements of U.S. RE Securities, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company, CPAs
Ridgewood, NJ
February 28, 2014

BECHER
DELLA TORRE
GITTO & COMPANY

U.S. RE Securities, LLC

February 28, 2014

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

SEC
Market Reg
Office of Filings and Information Services
Mail Stop 8031
100 F Street NE
Washington, DC 20549

CRD#138212

Enclosed are Two (2) copies of U.S. RE Securities, LLC 2013 Annual Audit Report and Form X-17 A-5.

Best Regards,

Michael Marrone
Chief Financial Officer

One Blue Hill Plaza PO Box 1574 Pearl River, NY 10965 Tel: (845) 920-7100 Fax: (845) 920-7160